Exhibit 99.3

ENGINE MEDIA HOLDINGS, INC.	8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual & Special Meeting to be held on October 6, 2021

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m. (Toronto time) on October 4th, 2021.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

● Call the number listed BELOW from a touch tone telephaone. 1-866-732-VOTE (8683) Toll Free	● Go to the following web site: www.investorvote.com ● Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder
I/We being holder(s) of securities of Engine Media Holdings, Inc. (the “Corporation”) hereby appoint: Lou Schwartz, or failing this person, Mike Munoz (the "Management Nominees")	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Corporation to be held at the offices of Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, TD Centre North Tower, Toronto, Ontario M5K 1G8 on October 6, 2021 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Approving the following nominees for appointment to the Board of Directors of the Corporation for the ensuing year:
	For	Withhold		For	Withhold		For	Withhold
01. Tom Rogers	□	□	02. Louis Schwartz	□	□	03. Lawrence Rutkowski	□	□
04. Hank Ratner	□	□	05. Lori Conkling	□	□	06. Rudolph Cline-Thomas	□	□

							For	Withhold

2. Appointment of Auditor To appoint Baker Tilly WM LLP, Chartered Accountants, as the auditor of the Corporation for the ensuing year and to authorize the directors to fix the auditor's remuneration.							□	□

							For	Against

3. Omnibus Incentive Plan
To consider and, if deemed advisable, to pass an ordinary resolution, confirming and re-approving the Corporation's omnibus incentive plan, the full text of the ordinary resolution is set out in, and is more fully described in, the section of the accompanying management information circular (the “Circular”) entitled "Particulars of Matters to be Acted Upon – Re-Approval of the Omnibus Incentive Plan".							□	□

							For	Against

4. Shares for Services
To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve certain shares for services agreements of the Corporation, all as more fully described in the section of the Circular entitled "Particulars of Matters to be Acted Upon – Shares for Services".

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Signature of Proxyholder				Signature(s)			Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.mail.		□	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	□
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
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